SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated July 8, 2021 announcing Extension of Super Senior Notes Offer Subscription Deadline in connection with the Offer to Subscribe for Additional 9.0% Senior Secured Notes Due 2025

Extension of Super Senior Notes Offer Subscription Deadline in connection with the Offer to Subscribe for Additional 9.0% Senior Secured Notes Due 2025

LONDON, July 8, 2021 (GLOBE NEWSWIRE) – On June 23, 2021, Ferroglobe PLC (the “Parent”), Ferroglobe Finance Company, PLC (the “UK Issuer”) and Globe Specialty Metals, Inc. (“Globe” and, together with the UK Issuer, the “Issuers”) commenced the following transactions pursuant to the offering and consent solicitation memorandum dated June 23, 2021 (the “Offering and Consent Solicitation Memorandum”):

●	an exchange offer (the “Exchange Offer”) of any and all of the 9⅜% Senior Notes due 2022 issued by the Parent and Globe (the “Old Notes”) 2022 for a combination of new 9⅜% senior secured notes due 2025 (the “New Notes”) and equity fee;
●	a solicitation of consents to certain proposed amendments to the indenture governing the Old Notes; and
●	an offer (the “Super Senior Notes Offer”) to the existing holders of the Old Notes to subscribe to additional senior secured notes due 2025 (the “Super Senior Notes”).

In connection with the Super Senior Notes Offer, the UK Issuer hereby notifies Qualifying Noteholders of the extension of the Super Senior Notes Offer Subscription Deadline from July 7, 2021 to 5 pm EDT on July 8, 2021.

All other key dates set forth in the Offering and Consent Solicitation Memorandum remain the same, including:

●	the Super Senior Notes KYC Clearance Deadline of July 13, 2021;
●	the Funding Letter Date of July 16, 2021; and
●	the Super Senior Notes Escrow Funding Deadline of July 22, 2021.

Capitalized terms used but not defined in this release shall have the meanings set forth in the Offering and Consent Solicitation Memorandum.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Issuers’ future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Issuers and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Issuers’ actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Issuers do not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)